The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. NPR and Riken assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

July 27, 2022

Company:	Nippon Piston Ring Co., Ltd.
Representative:	President and Representative Director
Teruo Takahashi
(Code: 6461 TSE Prime Market)
Contact:	Operating Officer, General Manager
Corporate Planning Department
Eiichi Chiyo
(TEL. 048-856-5014)

Company:	Riken Corporation
Representative:	President, CEO & COO
Yasunori Maekawa
(Code: 6462 TSE Prime Market)
Contact:	General Manager, Corporate Planning Div.,
Corporate Management Head Office
Tenya Mitsuboshi
(TEL. 03-3230-3911)

Conclusion of a Memorandum of Understanding concerning Consolidation through the establishment of a joint holding company (stock transfer)

between Nippon Piston Ring Co., Ltd. and Riken Corporation

Nippon Piston Ring Co., Ltd. (NPR) and Riken Corporation (Riken) have reached a basic agreement to establish a joint holding company formed by means of mutual stock transfer and to consolidate the two companies on equal terms (hereinafter the “Consolidation”). Today we are pleased to inform you that the Boards of Directors of the two companies have resolved to conclude a Memorandum of Understanding concerning Consolidation and entered into the agreement as follows.

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1. Purpose of the Consolidation, etc.

(1) Background of the Consolidation

Since its establishment in 1934, NPR has contributed to the development of motorization worldwide through the provision of high-performance, high-quality piston rings, valve seat inserts, camshafts, and other parts primarily for use in internal combustion engines, and manufactured using its own original techniques and technologies.

Riken was established in 1927 in order to commercialize the research of RIKEN (the Institute of Physical and Chemical Research), and has contributed to the development of the global automotive industry for over 90 years through its continued study of surface treatment, processing, and materials technologies for piston rings (the company’s primary focus) and other parts.

The automotive industry is undergoing a remarkable transformation that is said to occur only once every 100 years, and the market for engine parts is becoming clearly stricter. However, although environmental issues are attracting attention around the world, for the time being, the internal combustion engine will remain the primary form of power train and both companies believe that it is our mission to develop eco-friendly engine parts. At the same time, we believe it is necessary to think outside of the realm of internal combustion related parts and increase investment in SDGs, ESG, decarbonization, and other new areas in line with global trends.

As the first step in our development for the future, the two companies have realized that we need to utilize the brands we have nurtured over the years and harness our integrated governance to promote management resource allocation, to cultivate future core businesses, and more. This will make it possible to achieve major synergy as we accelerate our efforts to achieve decarbonization, and thereby allow us to evolve into a completely new business entity capable of achieving sustainable growth and increasing corporate value. Having recognized this shared potential, the two companies are convinced that the Consolidation is the best choice for the shareholders, employees, and all other stakeholders connected to both companies, and today we have concluded an agreement to start the discussions and investigations needed to achieve the Consolidation.

(2) Purpose of the Consolidation and expected synergistic effects

The Consolidation will allow the two companies to focus on increasing the profitability of our existing core business of automobile engine parts by integrating and effectively utilizing the management resources of both companies to achieve the desired synergistic effects as detailed below. In addition, the two companies will work to accelerate efforts in the fields of marine vessels, hydrogen, new energy projects, thermal engineering, electromagnetic compatibility projects, metal powder injection molded parts, medical equipment, axial gap motors, and other fields that will form our future core businesses and create new value. The goal is to improve corporate value and evolve into a complete new company that will lead the world in the manufacture of functional parts and key components that harness the techniques and technologies developed by both companies.

(i)	Strengthening existing businesses by reallocating management resources, and quickly developing the products that will form the core of future business
Companies in the automotive industry have been forced to improve their technologies and implement organizational reforms to better respond to new developments in fields such as CASE and MaaS. Both companies must increase collaborations with research institutions and other external organizations while nurturing the technological capabilities needed to set us apart from other companies and secure the resources required to innovate. Through the Consolidation, the two companies aim to achieve the following.

Strengthen cash flow creation within existing businesses
Both companies will adjust capital investment, promote wide-range product optimization, and improve centralization and effectiveness of development targets in order to work towards improving business efficiency and deepening development capabilities. Through these efforts, the companies will be able to meet the expectations of customers for high-quality, low-cost products, and thereby improve profitability and increase cash flow.

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Future core businesses and the creation of new products
Increasing business efficiency in the above-mentioned areas will make it possible to integrate resources dedicated to development of products for internal combustion engines, and allow for a bold shift towards future core businesses and the creation of new products. The two companies will accelerate investment in effective new product development, promote reciprocal integration of technologies and corporate bases, and accelerate the development of new products that offer high added value and cost competitiveness.

(ii)	Strengthening the ability to respond to an increasingly decarbonizing society
The move towards the decarbonization of society is a global trend, and both companies must respond to the environmental problems faced by the entire world. The two companies will bring to the table products, production technologies, and resources cultivated through years of development, and by doing so, they will be able to contribute to the creation of a sustainable society by developing environmental technologies that accelerate product decarbonization and by actively working to reduce carbon dioxide emissions throughout the entire supply chain.

(iii)	Reducing costs through shared use of infrastructure and other resources
The companies aim to improve operational efficiency and cost reductions to secure a competitive advantage by: improving productivity throughout the entire supply chain, from purchasing and production to sales; reducing external outflow costs by standardizing internal manufacturing processes in both companies; reducing procurement costs through joint purchasing; and increasing efficiency by eliminating duplicated systems and indirect operations.

(iv)	Reducing manufacturing costs by improving production efficiency through shared product integration, and achieving a timely and appropriate fulfillment of supply responsibilities
By harnessing the technologies and infrastructures of both companies, the two companies will promote the unconventional mutual utilization of factories and optimization of production hubs, with the goal of significantly improving productivity, expanding the capability of offering high-quality products, and reducing fixed costs. Additionally, by establishing a sustainable production system, we will be able to fulfill our responsibility to supply products to our customers in a timely and appropriate manner.

(v)	Upgrading interpersonal abilities through the exchange of personnel and technologies
The two companies will harness the strengths of both to provide the opportunity for new ideas to be born in various areas and positions through the active exchange of knowledge and technologies by officers and employees of both companies. The companies will strive to build a workplace environment that increases employee engagement more than ever before.

2. Summary of the Consolidation

(1) Method of the Consolidation

Assuming that the Consolidation is approved at each company’s General Meeting of Shareholders and the necessary approval of relevant authorities is received, the two companies plan to engage in a joint share transfer (hereinafter the “Share Transfer”) to establish a joint holding company that will wholly and completely own both companies, with the Consolidation then bringing the two companies together as a single, wholly-owned subsidiary of the joint holding company.

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(2) Schedule for the Consolidation

Board of Directors Meeting Resolution	July 27, 2022 (Today)
Conclusion of basic agreement regarding the Consolidation	July 27, 2022 (Today)
Conclusion of final contract regarding the Consolidation	November, 2022 (Scheduled)
Extraordinary General Shareholders’ Meeting (Resolution to approve the Share Transfer)	January, 2023 (Scheduled)
Date of delisting from Tokyo Stock Exchange (TSE)	March 30, 2023 (Scheduled)
Effective date of the Share Transfer	April 3, 2023 (Scheduled)

(Note) The above schedule is tentative and may change due to various reasons during the Consolidation process, but only after consultation and agreement by both companies. In addition, an announcement will be promptly made if over the course of moving forward with the procedures and discussions pertaining to the Consolidation there arise reasons to delay the Consolidation process, e.g. during notifications to relevant authorities such as the Japan Fair Trade Commission, or if there arise any other difficulties that could require changes to how the Consolidation takes place or cancellation of the Consolidation itself.

(3) Matters concerning the listing of the joint holding company

An application for initial listing (technical listing) on the TSE Prime Market is planned in order to offer shares in the newly-established joint holding company. That listing is scheduled to take place on April 3, 2023, the date of registration for the establishment of the joint holding company.

In addition, the Share Transfer will result in the two companies becoming a single wholly-owned subsidiary of the joint holding company, and therefore the companies are scheduled to be delisted on March 30, 2023, due to the listing of the joint holding company. However, if the listing of shares in the joint holding company is approved, shareholders of both companies will continue to be able to trade the shares of the joint holding company (delivered at the time of the Share Transfer) on the TSE.

NPR’s common shares are currently listed on the Prime Market of the Tokyo Stock Exchange, but NPR does not meet the criteria for “market capitalization of tradable shares” of the criteria for maintaining listing on the Prime Market, and therefore, on November 29, 2021, it submitted a “Plan for Compliance with the Criteria for Maintaining Listing in the New Market Classification” (hereinafter “the Plan”) to the Tokyo Stock Exchange, which was approved by the Tokyo Stock Exchange as a transitional measure. The “total market capitalization of tradable shares” of the joint holding company scheduled for initial listing is assumed to meet the above criteria at this time, and accordingly, the Company will reserve this plan subject to approval by the Tokyo Stock Exchange of the above application for a technical listing, while continuing its efforts to enhance its corporate value in accordance with the intent of the plan.

(4) Stock transfer ratio

The stock transfer ratio will be determined by the time the final contract for the Consolidation is concluded in accordance with the results of the scheduled due diligence, share transfer ratio calculation conducted by third-party institutions, etc.

(5) Consolidation Preparation Committee

The two companies will establish a Consolidation Preparation Committee which will focus on discussions related to the Consolidation to facilitate the smooth conclusion of the Consolidation.

(6) Future integration of the two companies after becoming a single wholly-owned subsidiary of the joint holding company through the Share Transfer

Operations at the two companies will continue after they become a wholly-owned subsidiary of the joint holding company, with rational organizational restructuring to be undertaken within 3 years of the establishment of the joint holding company, and discussions regarding those efforts to be conducted by the Consolidation Preparation Committee. However, the timing and details of any such organizational restructuring are subject to change due to future changes in the business environment.

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3. Overview of the joint holding company

(1) Trade name

NPR-RIKEN CORPORATION

(2) Organization structure and officers

(i) Structure

The company will be governed through an audit and supervisory committee structure.

(ii) Representative directors

There will be two Representative Directors: one holding the position of CEO and the other COO. The President of Riken will assume the position of CEO, and the President of NPR will assume the position of COO.

(iii) Other directors

The composition of the remaining seats on the Board of Directors will be organized as follows. There will be 13 directors, including representative and outside directors. At least one-third of those are planned to be outside directors, with the appropriate overall composition determined through the use of skill matrices and other corporate governance measures to ensure increased corporate value.

Managing directors (4)	Two directors from each company will be appointed.
Audit and supervisory committee members (2)	One director from the audit and supervisory committee at each company will be appointed.
Outside directors (5)	The independence of outside directors at each company and their understanding of current operations are considered important. When the company is established, Riken will recommend three candidates for the position of outside director, and NPR will recommend two candidates. Of those, two candidates from Riken and one candidate from NPR will be appointed to serve on the audit and supervisory committee.

4. Overview of the companies involved in the Share Transfer (information valid as of March 31, 2022)

(1)	Trade name	Nippon Piston Ring Co., Ltd.	Riken Corporation
(2)	Address	5-12-10, Honmachi-Higashi, Chuo-ku, Saitama City, Saitama	8-1, Sanbancho, Chiyoda-ku, Tokyo
(3)	Name and title of representative	Teruo Takahashi President and Representative Director	Yasunori Maekawa President/CEO/COO
(4)	Description of business	Manufacture and sale of automobile-related parts, marine engine parts and other products	Manufacture and sale of automobile parts, other industrial parts, etc.
(5)	Capital	9,839 million yen	8,573 million yen
(6)	Established	December 20, 1934	December 1, 1949
(7)	Number of shares issued	8,374,157	10,648,466
(8)	Fiscal term ends	March 31	March 31
(9)	Number of employees (including affiliated companies)	608 (3,027)	1,234 (4,332)

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(10)	Main customer	Toyota Motor Corporation			Honda Motor Co., Ltd.
(11)	Main banks	Shinsei Bank, Limited MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation Saitama Resona Bank, Limited Development Bank of Japan Inc.			Mizuho Bank, Ltd. MUFG Bank, Ltd. Daishi Hokuetsu Bank, Ltd. The Musashino Bank, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited
(12)	Major shareholders and equity share

- The Master Trust Bank of Japan, Ltd. (Trust Account) 11.25%

- Custody Bank of Japan, Ltd. (Trust Account) 4.15%

- The Nomura Trust and Banking Co., Ltd. (Nippon Piston Ring Employee Shareholding Association Trust Account) 3.39%

- Tokio Marine & Nichido Fire Insurance Co., Ltd. 3.34%

- Asahi Mutual Life Insurance Company 3.24%

- Nippon Piston Ring Employee Shareholding Association 3.13%

- Nippon Piston Ring Business Partners Shareholding Association 2.10%

- Shinsei Bank, Limited 2.06%

- Interactive Brokers LLC 2.06%

- Mitsubishi UFJ Trust and Banking Corporation 1.85%

- The Master Trust Bank of Japan, Ltd. (Trust Account) 11.63%

- Mizuho Bank, Ltd. 4.86%

- Custody Bank of Japan, Ltd. (Trust Account) 4.54%
- Nippon Life Insurance Company 4.29%

- Daishi Hokuetsu Bank, Ltd. 3.20%

- Sumitomo Mitsui Trust Bank, Limited 2.62%

- MUFG Bank, Ltd. 2.55%

- Riken Kashiwazaki Shareholding Association 2.22%

- Sompo Japan Insurance Inc. 1.90%

- DFA International Small Cap Value Portfolio 1.82%

(13)	Relationship between the companies
	Capital ties	Not applicable
	Personal relationships	Not applicable
	Business relationship	NPR has sold products to Riken and Riken has sold products to NPR. In all cases, the objective was to ensure smooth delivery of products to final customers, and all such sales were carried out at the request of said final customers.
	Applicability to related parties	Not applicable
(14)	Business performance and financial status for previous 3 years. (Units: 1 million yen unless otherwise specified.)
Fiscal year		NPR			Riken
		Year ended March 2020	Year ended March 2021	Year ended March 2022	Year ended March 2020	Year ended March 2021	Year ended March 2022
Consolidated net assets		31,289	30,267	35,006	75,905	80,142	87,082
Consolidated total assets		63,608	61,809	67,375	107,920	110,544	115,707
Consolidated net assets per share (yen)		3,686.97	3,740.29	4,287.90	7,059.13	7,507.92	8,109.98

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Consolidated sales	54,881	45,276	50,783	84,530	69,720	78,372
Consolidated operating profit	1,829	(165)	2,627	5,234	2,728	5,122
Consolidated ordinary profit	1,776	355	3,058	5,964	4,323	6,529
Net fiscal year income belonging to shareholders of parent company	490	(813)	1,928	3,517	1,880	4,329
Consolidated net profit per share (yen)	59.96	(102.56)	250.40	355.26	189.05	433.47
Dividend per share (yen)	75.00	20.00	70.00	140.00	90.00	120.00

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